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                                                                Exhibit 6

                              EMPLOYMENT AGREEMENT


         THIS EMPLOYMENT AGREEMENT (the "Agreement"), is made as of the 23rd day of May, 1997 by and among COMPASS GROUP USA, INC. ("Compass US"), DAKA INTERNATIONAL, INC., a Delaware corporation ("International") and DAKA, INC., a Massachusetts corporation ("Daka" and, collectively with International, the "Employer"), and ALLEN R. MAXWELL (the "Executive") (collectively defined and referred to as the "Parties");

                                   WITNESSETH:

         WHEREAS, Compass Holdings, Inc. ("Compass Holdings"), the parent of Compass US has been engaged in extensive negotiations to acquire the foodservice business, contracts, customers and certain other assets of International and its wholly owned subsidiary, Daka (collectively defined and referred to as the "Business"); and

         WHEREAS, the Executive has served as the President of Daka and International for more than eight years and is highly knowledgeable about the Business and, in particular, the educational segment of the foodservice industry; and

         WHEREAS, the Executive currently holds a significant number of shares of stock and options to acquire shares of stock in International and, as such, will directly and substantially benefit from the acquisition by Compass Holdings of the Business; and

         WHEREAS, Compass Holdings will not acquire the Business without engaging the services of the Executive pursuant to this Agreement and the Executive's agreement to the covenant not to compete and confidentiality provisions contained herein; and

         WHEREAS, the Employer desires to employ the Executive and the Executive desires to be employed to provide services to the Employer, all on the terms and subject to the conditions as hereinafter set forth;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and obligations hereinafter set forth, the Parties agree as follows:

         1. EMPLOYMENT. The Employer agrees to employ the Executive during the Employment Term (as defined in Section 4) and the Executive hereby accepts such employment and agrees to serve the Employer subject to the general supervision and direction of the Board of Directors of the Employer and the Chief Executive Officer of Compass US (the "Compass CEO").


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         2.       DUTIES. During the Employment Term, the Executive shall be elected as president of Daka and shall perform the services and duties required of such position, or such other services, duties and positions as the Board of Directors of the Employer or the Compass CEO may from time to time designate commensurate with the position of president, shall devote the Executive's full time and best efforts to the business affairs of the Employer, and shall not become engaged as an employee or otherwise in any other business or commercial activities, PROVIDED that the Executive may, if approved by the Board of Directors of the Employer or the Compass CEO, devote reasonable time and attention to serving as a member of the Board of Directors of New International, Inc. In addition the Executive shall be an officer and a member of senior management of Compass US.

         3. THE ACQUISITION. This Agreement is contingent upon the acquisition (the "Acquisition") by Compass Holdings of International and Daka under the terms of an Agreement and Plan of Merger by and among Compass Group PLC, Compass Holdings, Compass Interim, Inc. and International (the "Acquisition Agreement"). If the Acquisition does not occur, this Agreement shall be void and unenforceable by either party. If the Acquisition does occur, this Agreement shall be binding upon the Executive and the Employer pursuant to the terms of this Agreement. Moreover, except as set forth in this Agreement, neither party may cancel or terminate this Agreement prior to the Acquisition without the express written consent of the other party, Compass Group PLC, Compass Holdings and Compass Interim, Inc, it being expressly understood that the Employer, Compass Group PLC, Compass Holdings, Compass Interim, Inc. and International are relying upon this Agreement, in significant part, to complete the Acquisition.

         4. EMPLOYMENT TERM. Subject to the prior termination of the Executive pursuant to Section 7 below, the Executive shall be employed by Compass US and the Employer for an initial term beginning on the Effective Time of the Acquisition (as defined in the Acquisition Agreement) and continuing for a period of approximately 27 months after the Effective Time and ending September 30, 1999 (the "Initial Period"). Thereafter, such employment will be for a period beginning on the day after the Initial Period and continuing for a term which does not end until the Agreement is terminated pursuant to Section 7 below (the "Final Period"). The Executive's total term of employment with the Employer during the Initial Period and the Final Period, if and as applicable, is collectively defined and referred to under this Agreement as the "Employment Term."

         5.       COMPENSATION.
                  ------------

                  a. BASE COMPENSATION. During the Employment Term, the Employer will pay the Executive an annual base salary as compensation for the Executive's services hereunder of $280,000 (the "Annual Base Salary"), payable in biweekly installments, less applicable deductions required by law. The Annual Base Salary may be reviewed from time to time by the Employer and may be increased at the Employer's discretion.


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                  b.       COMPANY CAR. During the Employment Term and at the
         election of the Executive at the outset of this Agreement, the Employer shall grant the Executive an $800 monthly car allowance for use as the Executive may deem appropriate, payable by the Employer to the Executive in biweekly installments, less applicable deductions required by law.

                  c. OTHER BENEFITS. The Employer will provide to the Executive those benefits customarily provided by Compass US to other Compass US officers holding similar positions, including vacation, pension, profit sharing and other retirement plans, and all group health, hospitalization and permanent disability plans or other employee welfare benefit plans.

                  d. BONUS. For his services rendered during the Initial Term, the Executive will also be eligible to receive a bonus as outlined in Schedule A.

         6. REIMBURSEMENT OF EXPENSES INCURRED IN PERFORMANCE OF EMPLOYMENT. Upon submission of proper vouchers, the Employer shall pay or reimburse the Executive for all normal and reasonable business expenses, including travel expenses, incurred by the Executive during the Employment Term in accordance with the Employer's policy then in effect concerning the same. The Employer shall also reimburse the Executive for necessary and reasonable moving expenses incurred by the Executive during the Employment Term in accordance with the Employer's relocation policy in effect, in the event the Employer requests that the Executive relocate during the Employment Term.

         7.       TERMINATION.
                  -----------

                  a. The Employment Term shall terminate immediately upon the occurrence of any of the following events: (i) immediately upon the voluntary retirement or death of the Executive; (ii) upon the effective date of Resignation by the Executive (as defined below); (iii) upon the sixtieth day following notice given by the Employer of Termination Without Cause (as defined below); or (iv) upon the close of business on the date the Employer gives the Executive notice of Termination for Just Cause (as defined below); or (v) upon the Permanent Disability of the Executive (as defined below).

                  b.       For the purposes of this Agreement:

                           (1) "Resignation by the Executive" shall mean any
                  voluntary termination or resignation by the Executive. During the Initial Period, the Executive is required to give at least 180 days advance written notice of Resignation to the Employer, and the Employer is entitled, upon receiving such notice, to accept such Resignation any time prior to the Resignation date proposed by the Executive. After the Initial Period, such notice period shall


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                  be 60 days. The effective date of the Resignation shall be the
                  Resignation date proposed by the Executive, or such other earlier date designated by the Employer.

                           (2) "Termination Without Cause" shall mean any
                  termination of the employment of the Executive by the Employer for any reason other than termination due to the retirement or death of the Executive, "Permanent Disability" or "Termination for Just Cause".

                           (3) "Termination for Just Cause" shall mean
                  termination of the employment of the Executive as the result of: (i) an act or acts by the Executive, or any omission by the Executive, constituting a felony, and the Executive has entered a guilty plea, a plea of nolo contendere, or confession to or has been convicted of such felony; or (ii) any act of fraud or dishonesty by the Executive in connection with the Executive's employment with the Employer; or (iii) the breach of any fiduciary duty by the Executive to the Employer, including the duty of loyalty; or (iv) the breach of any provision of this Agreement by the Executive; or (v) the refusal of the Executive to follow specific lawful instructions given by the Board of Directors of the Employer or the Compass CEO.

                           (4) "Permanent Disability" shall mean the Executive
                  is unable, with or without a reasonable accommodation, to perform the essential functions and duties of the Executive's job with the Employer by reason of a physical or mental disability, impairment or condition which has continued for more than 180 consecutive days. The Executive agrees to submit such medical evidence to the Employer regarding such disability, impairment or condition as is reasonably requested by the Employer.

                  c. Except for the payment of any earned but unpaid salary and/or accrued bonus due at the time of termination of the Employment Term and the Executive's general right to elect certain coverage continuation under COBRA, and except for any payments which may be due as set forth below, the Executive shall not be entitled to receive any additional compensation and/or benefits of any kind from the Employer hereunder upon the termination of the Employment Term:

                           (1) If termination of the Employment Term is due to
                  the death of the Executive, the Executive's estate or legal representative shall be paid the Executive's Compensation Package (which shall be the sum of those amounts payable under Sections 5a, 5b and 5c) in monthly installments for a period of 12 months commencing immediately upon the death of the Executive, less applicable deductions required by law.



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                           (2) If termination of the Employment Term occurs at
                  any time during the Initial Period due to Termination Without Cause by the Employer, then provided the Executive complies with and continues to comply with Section 8 of this Agreement and enters into a mutually acceptable release of any and all claims Executive has against the Employer, then the Executive shall be paid severance equal to: (a) the Executive's Compensation Package through the remainder of the Initial Period, payable in the same manner and at the same time as the Executive's Compensation Package was paid by the Employer prior to Termination Without Cause, less applicable deductions required by law; and (b) one and one-half times the amount of the Executive's Compensation Package then in effect, payable over an 18-month period beginning after the end of the Initial Period in biweekly installments when payroll is normally distributed, less applicable deductions required by law.

                           (3) If termination of the Employment Term occurs at
                  any time after the Initial Period due to Termination Without Cause by the Employer, then provided the Executive complies with and continues to comply with Section 8 of this Agreement and enters into a mutually acceptable release of any and all claims Executive has against the Employer, then the Executive shall be paid severance equal to: one and one-half times the amount of the Executive's Compensation Package then in effect, payable over an 18-month period beginning after the date of Termination Without Cause in biweekly installments when payroll is normally distributed, less applicable deductions required by law.

                           (4) Except as set forth herein, if the Executive
                  resigns his employment with the Employer, the Executive is not entitled to any additional compensation or benefits from the Employer. If, however, the Employer decides to substantially and materially change the duties and responsibilities of the Executive, whether or not such change would result in a reduction in the Executive's Compensation Package, the Executive shall have the option in lieu of such change of responsibilities to resign prior to the effective date of such change. In that case, the Executive shall be paid severance equal to one and one-half times the Compensation Package then in effect payable over an 18-month period beginning after the date of the Executive's resignation, less applicable deductions required by law, provided that the Executive complies with and continues to comply with Section 8 of this Agreement and enters into a mutually acceptable release of any and all claims Executive has against the Employer. If the Executive accepts the change of responsibilities, this Agreement shall continue in effect.



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         8.     PROTECTED INFORMATION; PROHIBITED SOLICITATION; NON-COMPETITION.
                ----------------------------------------------------------------

                  a. The Executive acknowledges and agrees that all Confidential Information (as defined below), including this Agreement, that comes into the Executive's possession while an employee of the Employer, whether prepared by the Employer or others, is and shall remain the property of the Employer.

                           "Confidential Information" means: (1) all information regarding any Employer customer, including but not limited to customer lists, contracts, information, requirements, billing histories, needs, products or services provided by the Employer to such customers; or (2) all financial information concerning the Employer, including but not limited to financial statements, balance sheets, profit and loss statements, earnings, commissions and salaries paid to employees, sales data and projections, cost analyses and similar information; or (3) all sources and methods of supply to the Employer, including but not limited to contracts and similar information; or (4) all plans and projections for business opportunities for new or developing business of the Employer; or (5) all software, drawings, specifications, models and marketing techniques; or (6) all information relating the Employer's products, prices, costs, research and development activities, customers, product performance, financial data and operating results, personnel matters and other confidential processes, designs, patents, ideas, machinery, plans, know-how and trade secrets; or (7) any of the information described in subsections 1-6 that the Employer obtains from another party or entity and that the Employer treats or designates as confidential information, whether such information is owned or was developed by the Employer.

                  b. The Executive acknowledges and agrees that during his employment with the Employer, the Executive shall not use any Confidential Information for any purpose other than to carry out assigned duties as an employee of the Employer. The Executive further acknowledges and agrees that:

                           (1) Upon termination of his employment with the
                  Employer for any reason, the Executive shall return and make available to the Employer prior to the last date of his employment the originals and all copies of any and all documentary Confidential Information and any other Employer reports, documents or data in his possession;

                           (2) With respect to Confidential Information which is
                  not a trade secret under applicable law, the Executive shall not, either during or within 5 years after his employment with the Employer, misappropriate, use or disclose to anyone any such Confidential Information, except to the extent that such disclosure is required by law or court order or is authorized by written Employer policy or in writing by the Board of Directors of the Employer;


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                           (3) With respect to Confidential Information which is
                  a trade secret under applicable law, the Executive shall not, either during or within 5 years after his employment with the Employer, misappropriate, use or disclose to anyone any such Confidential Information, except to the extent that such disclosure is authorized by written Employer policy or in writing by the Board of Directors of the Employer; and

                           (4) During his employment with the Employer, the
                  Executive shall have an affirmative duty to preserve the confidentiality and safe keeping of all Employer documents and Confidential Information, however stored or maintained.

                  c. The Executive hereby agrees that for a period of three years following his last day of employment by the Employer, the Executive shall not, without the written consent of the Employer, knowingly solicit or hire for employment or as an independent contractor any other employee of the Employer or any employee of an affiliate of the Employer, or knowingly solicit, entice or persuade any such employee to leave the services of the Employer or such affiliate for any reason.

                  d. The Executive further agrees that, in order to avoid impairment of the goodwill transferred by International, Daka and the Executive pursuant to the Acquisition Agreement, the Executive will not:

                           (1) For a period of 10 years following the
                  Executive's last day of employment by the Employer (regardless of the reason for the end of the employment relationship), engage in any Competitive Activity (as defined below) within the Territory (as defined below) with any customer of the Employer or International with whom the Employer or International have a contract or agreement to furnish foodservices or vending products as of the Effective Time of the Acquisition (as defined in the Acquisition Agreement); and/or

                           (2) For a minimum period of six and a half years and
                  for a maximum period equal to the amount of time during which the Executive is entitled to receive severance pay from the Employer pursuant to Section 7.c above plus five additional calendar years, whichever is greater, following the Executive's last day of employment by the Employer (regardless of the reason for the end of the employment relationship), engage in any Competitive Activity (as defined below) within the Territory with any customer of the Employer with whom the Employer has a contract or agreement to furnish foodservices or vending products at the time of the end of the Executive's employment by the Employer; and/or



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                           (3) For a period of 18 months or the period equal to
                  the amount of time during which the Executive is entitled to receive severance pay from the Employer pursuant to Section 7.c. above, whichever is greater, following the Executive's last day of employment by the Employer (regardless of the reason for the end of the employment relationship), engage in any Competitive Activity (as defined below) within the Territory; and/or

                           (4) For a period of 18 months or the period equal to
                  the amount of time during which the Executive is entitled to receive severance pay from the Employer pursuant to Section 7.c. above, whichever is greater, following the Executive's last day of employment by the Employer (regardless of the reason for the end of the employment relationship), enter into any relationship whatsoever, alone or in a partnership, or as an officer, director (other than as a member of the board of directors of New International, Inc.), employee, stockholder (beneficially owning the stock or options to acquire stock totaling more than five percent of the outstanding shares) of any corporation, or entity, or otherwise acquire or agree to acquire a significant present or future equity or other proprietorship interests, whether as a stockholder, partner, proprietor, or otherwise, with any enterprise, business or division thereof, which is engaged in Competitive Activity with the Employer within the Territory.

                  In construing Section 8d(3) and 8d(4), the reference to 18 months shall be changed to 60 months, but only for those individual food service accounts with an annual managed volume greater than $1,000,000 for any 12 month period. The phrase "annual managed volume" for an account shall mean the sum of gross sales or revenues at that location plus any customer subsidies or other payments.

                  "Competitive Activity" means providing contract foodservice and vending business to customers and in a manner like that engaged in by the Employer during the Employment Term.

                   "Territory" means the geographic territory in which Executive has conducted or supervised business for the Employer during the Employment Term, which includes the states of New York, New Jersey, Connecticut, Florida, Wisconsin and California and the Commonwealths of Massachusetts and Virginia.

                  The Executive further agrees that, except with the express written consent of the Board of Directors of the Employer or the Compass CEO, the Executive will not engage in any Competitive Activity individually or with any entity or individual other than the Employer during his employment by the Employer.

                  e. The Parties agree that the running of the period of the confidentiality agreement and covenant not to compete set forth above with respect to the Executive


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         shall be suspended during any period of time that the Executive is in violation of any provision of the confidentiality agreement and/or covenant not to compete or any period of time required for arbitration or litigation to enforce any such provisions. Moreover, the Parties agree that the provisions of such confidentiality agreement and covenant not to compete shall continue in force and in effect throughout the period of such suspension, if any.

                  f. The Executive acknowledges and agrees that the restrictions placed upon him by this Section 8 are reasonable, given the nature of Executive's position, and that there is sufficient consideration promised Executive pursuant to this Agreement and the Acquisition Agreement to support these restrictions. Specifically, the Executive acknowledges that the length of the covenant not to compete is reasonable and that the definitions of "Confidential Information", "Competitive Activity" and "Territory" are reasonable.

                  g. The Executive acknowledges that all of the provisions of this Section 8 are fair and necessary to protect the interest of the Employer. Accordingly, the Executive agrees not to contest the validity or enforceability of this Section of the Agreement and agrees that if any court should deem any provision of this section to be unenforceable, the remaining provisions will nonetheless be enforceable according to their terms. Further, if any provision or subsection is held to be over broad as written, the Executive agrees that a court should view the above provisions and subsections as separable and uphold those separable provisions and subsections deemed to be reasonable.

                  h.       The Parties agree that the restrictions of this
         Section 8 shall survive the Executive's last day of employment by the Employer and shall be in addition to any restrictions imposed upon the Executive by statute or at common law. The Parties further acknowledge and agree that the restrictions of this Section 8 shall continue to be enforceable regardless of whether there is a subsequent dispute between the Parties concerning any alleged breach of this Agreement.

         9. CONSIDERATION. Executive acknowledges that the consideration to Executive in this Agreement is valuable consideration for the Executive's covenants and obligations in this Agreement and is in addition to any consideration currently due to Executive from the Employer.

         10. INJUNCTIVE AND OTHER RELIEF. The Executive hereby expressly acknowledges that any breach or threatened breach by the Executive of any of the terms set forth in Sections 2 and 8 of this Agreement may result in significant and continuing injury to the Employer, the monetary value of which may be impossible to establish. Accordingly, the Parties agree that in the event of any breach of Section 8 of this Agreement by the Executive, the Employer may pursue actual damages from the Executive, or in its discretion, may be entitled to seek an injunction, without bond, restraining any breach or


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threatened breach of Sections 2 or 8 of this Agreement, and costs and attorneys'
fees relating to any such proceedings or any other legal action to enforce those sections of the Agreement, but nothing herein shall be construed as preventing the Employer from pursuing other remedies available to it for such breach or threatened breach. Moreover, in the event the Executive breaches Section 8 of this Agreement or challenges the duration, scope or enforceability of Section 8, and to the extent that the Employer is paying severance to the Executive, the Employer's obligation to continue making any severance payment shall cease and the Employer shall be entitled to recover of the Executive any severance payment previously made to the Executive by the Employer. The provisions of Section 8 and this Section 10 shall survive the Employment Term.

         11. PARTIES BENEFITED; ASSIGNMENTS. This Agreement shall be binding upon the Executive, the heirs and personal representative or representatives of the Executive and upon the Employer and its successors and assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned by the Executive.

         12. NOTICES. Any notice required or permitted by this Agreement shall be in writing, sent by personal delivery, or by registered or certified mail, return receipt requested, addressed to the Chief Executive Officer of Compass Holdings and/or Compass Group USA, Inc. and the Employer at its then principal office, or to the Executive at the Executive's then current work or home address, as the case may be, or to such other address or addressees as any party hereto may from time to time specify in writing for the purpose of a notice given to the other Parties in compliance with this Section 12. Notices shall be deemed given when received.

         13. GOVERNING LAW AND VENUE. This Agreement takes effect on the date provided in Section 18 upon acceptance and execution by the Employer in North Carolina and shall be governed by, construed and enforced in accordance with the laws of the State of North Carolina without regard to conflict of law principles.

         14. ARBITRATION OF DISPUTES. Except for claims barred by the applicable statute of limitations and except for claims for injunctive relief which the Employer may elect to pursue in state or federal court, the Executive and Employer agree that any and all disputes between them, and any claim by either party that cannot be amicably settled, shall be determined solely and exclusively by arbitration in accordance with the Employment Dispute Resolution Rules then pertaining of the American Arbitration Association, or any successor thereto, at its office nearest Employer's principal place of business, unless the Parties otherwise agree in writing. The arbitration shall be conducted by three arbitrators. Judgment upon an award by the majority of the arbitrators shall be binding, and shall be entered in a court of competent jurisdiction.

         15. RELEASE. Except for the express obligations of the Employer under this Agreement, Executive hereby releases and forever discharges the Employer, its present or former parents, subsidiaries and affiliates, and their respective officers, employees, agents,


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directors, successors and assigns from all claims or actions of any kind available to the Executive. This general release and waiver shall further include, but not be limited to, all claims or actions arising out of, or relating in any way to, the Executive's employment and severance of Executive's employment with the Employer, including any claim for compensation or employee benefits, any non-pending claim for workers' compensation (Executive is acknowledging that Executive is currently able to work without any physical or mental limitations, except for any pending workers' compensation claim filed by Executive), or any claim of discrimination under any state, federal, or local law or regulation, or any claim for wrongful termination, breach of contract, breach of covenant of good faith and fair dealing, negligent or intentional infliction of emotional distress, misrepresentation, or defamation. If the Executive files, maintains, or participates in any claim or action, in any court or agency, based wholly or partially upon a claim or action Executive has released or waived under this Agreement, Executive agrees to pay all expenses and costs (including reasonable attorneys' fees) incurred by the Employer and those associated with the Employer in defense of such claim or action.

         16. MISCELLANEOUS. This Agreement contains the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes any prior written or oral agreements or understandings between the Parties relating to the employment of Executive, the compensation or benefits promised to Executive or any other agreement or understanding relating in any way to the subject matter in this Agreement. No modification or amendment of this Agreement shall be valid unless in writing and signed by or on behalf of the Parties hereto. A waiver of the breach of any term or condition of this Agreement shall not be deemed to constitute a waiver of any subsequent breach of the same or any other term or condition. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any person or circumstance, shall, for any reason and to any extent, be held invalid or unenforceable, such invalidity and unenforceability shall not affect the remaining provisions hereof and the application of such provision to other persons or circumstances, all of which shall be enforced to the greatest extent permitted by law. The compensation provided to the Executive pursuant to this Agreement shall be subject to any withholdings and deductions required by any applicable tax or other laws. Any amounts payable to the Executive hereunder after the death of the Executive shall be paid to the Executive's estate or legal representative. The headings in this Agreement are inserted to convenience of reference only and shall not be part of or control or affect the meaning of any provision hereof.

         17. TERMINATION OF PRIOR CONTRACTS. The Executive hereby acknowledges and agrees that all prior and/or existing employment contracts or other agreements between the Employer and the Executive other than this Agreement, whether oral or written, including an agreement dated as of October 1, 1996, as amended, are hereby terminated as of the effective time of the Acquisition, and the Executive acknowledges that he is not entitled to any wages, pay, compensation, consideration or benefits of any kind from the Employer, except as set forth herein.



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         18.      EFFECTIVENESS OF CONTRACT. This Agreement has been executed by the Parties in contemplation of and contingent upon the completion of the Acquisition under the terms of the Acquisition Agreement. The provisions of
Section 8 shall become effective immediately, and the balance of the Agreement shall automatically become effective, without any further action of the undersigned required, upon the Effective Time of the Acquisition (as defined in the Acquisition Agreement). In the event that the Acquisition does not occur or the Acquisition Agreement is terminated for any reason, this Agreement shall have no force or effect and shall automatically be extinguished and terminated as a result of the termination of the Acquisition Agreement.

         IN WITNESS WHEREOF the Parties have duly executed and delivered this Agreement as of the day and year first above written.

                                    EMPLOYER:

                                    DAKA INTERNATIONAL, INC.

                                    By:  /s/ William H. Baumhauer
                                         ---------------------------------------
                                         Chief Executive Officer


                                    DAKA, INC.

                                    By:  /s/ Allen R. Maxwell
                                         ---------------------------------------
                                         Chief Executive Officer


                                    COMPASS GROUP USA, INC.

                                    By:  /s/ Michael J. Bailey
                                         ---------------------------------------
                                         Chief Executive Officer


                                    EXECUTIVE:

                                    /s/ Allen R. Maxwell
                                    --------------------------------------(SEAL)
                                    Allen R. Maxwell


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                                   SCHEDULE A

                              COMPUTATION OF BONUS
                                     FOR THE
                                 INITIAL PERIOD


         (1) The Executive will not be eligible to receive a bonus for Fiscal Year 1997 which ends September 30, 1997.

         (2) On or within ninety 90 days of the end of the Fiscal Year (as defined below) ending in 1998 and in 1999 during the Employment Term, the Employer will make available to the Executive an annual bonus as additional incentive compensation (the "Annual Bonus") in the amount of 50% of the Executive's Annual Base Salary, the eligibility criteria for which shall be mutually developed with the Executive subject to the final discretion of the Compass CEO (the "Bonus Amount"). Such determination will be based in part on the Executive meeting certain financial and other targets as may be set by the Compass CEO.

         (3) Assuming that an Annual Bonus is awarded to the Executive by the Employer for a particular Fiscal Year, the Executive shall be entitled to receive 50% of the Bonus Amount in a lump sum cash payment, less applicable deductions required by law, payable by the Employer to the Executive on or within 90 days of the end of the applicable Fiscal Year (as defined below).

         (4) Assuming that an Annual Bonus is awarded to the Executive by the Employer for a particular Fiscal Year, the Executive shall be entitled to receive the remaining 50% of the Bonus Amount (the "Deferred Bonus") as follows:

                  (a) In the event that the Executive remains employed by the Employer through a minimum of one calendar year following the date the applicable Annual Bonus was awarded to the Executive by the Employer, the Deferred Bonus shall be paid by the delivery to the Executive of an amount of Compass Group PLC stock with a value based upon the midpoint between the closing price of such shares on each of the first and last day of the applicable Fiscal Year [as reported for Compass Group PLC ADR's trading on the New York Stock Exchange (the "NYSE") or if not actively traded on the NYSE, as reported on the London Stock Exchange] and using the weighted average "Late New York Trading" exchange rate for the fiscal year (as reported in The Wall Street Journal) on each measurement date. The actual amount paid shall be the share equivalent of twice the dollar amount of the Deferred Bonus, less applicable deductions required by law and shall be delivered by the Employer to the Executive on or within 90 calendar days following the end of the


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         Fiscal Year following the Fiscal Year for which the applicable Annual
         Bonus was awarded to the Executive.

                  (b) In the event that the Executive does not remain employed by the Employer through a minimum of one calendar year following the date the applicable Annual Bonus was awarded to the Executive because of death or disability, the Deferred Bonus shall be paid to the Executive in a lump sum cash payment without interest, less applicable deductions required by law, payable by the Employer to the Executive on or within 90 calendar days following the date of death or disability. If the Executive is not employed by the Employer for such one year period, the Deferred Bonus will be subject to forfeiture at the Employer's discretion.

         (5) In order for the Executive to be eligible to receive an Annual Bonus, the Executive must be employed by the Employer on the date such Annual Bonus is to be awarded to the Executive by the Employer as set forth above.

         If the Executive is Terminated without cause, and at the time of his termination, he was meeting all performance goals and it is clear that the Executive otherwise would be entitled to an Annual Bonus hereunder, then he will receive a prorated cash Annual Bonus based upon the number of whole months actually worked.

         "Fiscal Year" means the end of each 12-month Employer accounting period ending on or about the end of September of each calendar year.


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